UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 2)*

REVLON, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Classes of Securities)

761525609

(CUSIP Number of Classes of Securities)

BARRY F. SCHWARTZ
EXECUTIVE VICE CHAIRMAN
MACANDREWS & FORBES INCORPORATED
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:
ADAM O. EMMERICH, ESQ. AND DONGJU SONG, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000

January 14, 2016
 (Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ronald O. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON MacAndrews & Forbes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON Mafco Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON RCH Holdings One Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON NDX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON SGMS Acquisition Two Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON RLX Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON RLX Holdings Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON DBX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 40,669,640 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 36,108,030 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,669,640 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

1	NAME OF REPORTING PERSON Raymond G. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 0 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,561,610 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,610 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	Calculation based on 52,440,580 shares of Class A Common Stock outstanding as of September 30, 2015.

This statement ("Amendment No. 2") amends and supplements the statement on Schedule 13D, dated October 8, 2009, as amended and supplemented by Amendment No. 1 thereto dated October 8, 2013 (as amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, MacAndrews & Forbes Incorporated (formerly, MacAndrews & Forbes Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes"), MacAndrews & Forbes LLC, a Delaware limited liability company, REV Holdings LLC, a Delaware limited liability company, MacAndrews Cosmetics Holdings Inc., a Delaware corporation, Mafco One LLC, a Delaware limited liability company, Mafco Four LLC, a Delaware limited liability company, MacAndrews & Forbes Group, LLC, a Delaware limited liability company, RCH Holdings One Inc., a Delaware corporation, Mr. Raymond G. Perelman, NDX Holdings One LLC, a Delaware limited liability company, SGMS Acquisition Two Corporation, a Delaware corporation, RLX Holdings One LLC, a Delaware limited liability company and RLX Holdings Two LLC, a Delaware limited liability company, relating to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of Revlon, Inc., a Delaware corporation (the "Company").
This Amendment No. 2 is being filed by the persons listed in the preceding paragraph (other than MacAndrews Cosmetics Holdings Inc. and Mafco One LLC, which no longer beneficially own any shares of Class A Common Stock) as well as DBX Holdings One LLC, a Delaware limited liability company, RLX Holdings Three LLC, a Delaware limited liability company, and RLX Holdings Four LLC, a Delaware limited liability company (each of the foregoing, a "Reporting Person," and collectively, the "MacAndrews & Forbes Reporting Persons").  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.
Item 2.  Identity and Background
The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented with the following information:
Schedule A of the Schedule 13D is hereby amended by (i) deleting the information formerly included therein regarding MacAndrews Cosmetics Holdings Inc. and Mafco One LLC, which no longer beneficially own any shares of Class A Common Stock and are therefore no longer Reporting Persons, and (ii) adding the information attached as Schedule A hereto which is incorporated herein by reference (the "Schedule A Amendment").
Each of the persons named on the Schedule A Amendment (the "Schedule A Persons") is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule A Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.  Purpose of Transaction
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:
The MacAndrews & Forbes Reporting Persons have determined to explore strategic alternatives involving the Company.  In that regard, the MacAndrews & Forbes Reporting Persons expect from time to time to communicate with third parties as well as with the Company as to the possibility of such a transaction and related strategic, financial and other matters.  As of the date of this Amendment No. 2, the MacAndrews & Forbes Reporting Persons have not formulated any specific or definitive plan or proposal relating to the matters described in this paragraph, and there can be no assurance that exploration of any transaction, to the extent undertaken, would result in interest by any third party, or result in a transaction of interest to the MacAndrews & Forbes Reporting Persons, or as to the terms of any such transaction.  The MacAndrews & Forbes Reporting Persons undertake no obligation to make additional disclosures in connection therewith except to the extent required by law.  The foregoing is not intended to limit the matters previously disclosed in Item 4 of the Schedule 13D.
Item 5.  Interest in Securities of the Issuer
The information in Item 5(a) which the Reporting Persons disclosed in Amendment No. 1 to the Schedule 13D is hereby amended and restated as follows:
(a)
MacAndrews & Forbes, the sole stockholder of which is Ronald O. Perelman, directly or indirectly owns all the stock or membership interests, as applicable, of MacAndrews & Forbes LLC, REV Holdings LLC, Mafco Four LLC, MacAndrews & Forbes Group, LLC, RCH Holdings One Inc., NDX Holdings One LLC, SGMS Acquisition Two Corporation, RLX Holdings One LLC, RLX Holdings Two LLC, RLX Holdings Three LLC, RLX Holdings Four LLC and DBX Holdings One LLC.

Of the 40,669,640 shares of Class A Common Stock reported herein, (i) 35,784,530 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes or its wholly-owned subsidiaries; (ii) 4,561,610 shares of Class A Common Stock are beneficially owned by Raymond G. Perelman (MacAndrews & Forbes may be deemed to beneficially own 4,561,610 shares of Class A Common Stock beneficially owned by Raymond G. Perelman because MacAndrews & Forbes holds an irrevocable voting proxy with respect to those shares.  Those shares are included in the totals reported, and on Items 8, 10, 11 and 13 on the cover pages of this Schedule 13D for all of the Reporting Persons); and (iii) 323,500 shares of Class A Common Stock are held directly by Ronald O. Perelman.
The total Common Stock ownership of the MacAndrews & Forbes Reporting Persons represents approximately 77.6% of all of the Company's outstanding Class A Common Stock, which is the only class of the Company's equity securities outstanding as of the date of this Amendment No. 2.
The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the MacAndrews & Forbes Reporting Persons have entered into an agreement on January 14, 2016, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the "Joint Filing Agreement").  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
Item 7.  Material To Be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of January 14, 2016, by and among the MacAndrews & Forbes Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated:  January 14, 2016
/s/ Ronald O. Perelman
Name: Ronald O. Perelman

MACANDREWS & FORBES INCORPORATED

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

REV HOLDINGS LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

MAFCO FOUR LLC

By:	/s/ Paul G. Savas
Name: Paul G. Savas
Title: Executive Vice President

MACANDREWS & FORBES GROUP, LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

RCH HOLDINGS ONE INC.

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

NDX HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

SGMS ACQUISITION TWO CORPORATION

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

RLX HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

RLX HOLDINGS TWO LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

RLX HOLDINGS THREE LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

RLX HOLDINGS FOUR LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

DBX HOLDINGS ONE LLC

By:	/s/ Barry F. Schwartz
Name: Barry F. Schwartz
Title: Executive Vice Chairman

/s/ Raymond G. Perelman
Raymond G. Perelman

Schedule A Amendment
RLX Holdings Three LLC
Controlling persons and officers of RLX Holdings Three LLC, a Delaware limited liability company:
Name	Title
Barry F. Schwartz	Executive Vice Chairman
Paul G. Savas	Executive Vice President and Chief Financial Officer
MacAndrews & Forbes Incorporated is the sole member of RLX Holdings Three LLC.
Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock.  The controlling persons' and officers' address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of RLX Holdings Three LLC are United States citizens.
RLX Holdings Four LLC
Controlling persons and officers of RLX Holdings Four LLC, a Delaware limited liability company:
Name	Title
Barry F. Schwartz	Executive Vice Chairman
Paul G. Savas	Executive Vice President and Chief Financial Officer
MacAndrews & Forbes Incorporated is the sole member of RLX Holdings Four LLC.
Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock.  The controlling persons' and officers' address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of RLX Holdings Four LLC are United States citizens.

A-1

DBX Holdings One LLC
Controlling persons and officers of DBX Holdings One LLC, a Delaware limited liability company:
Name	Title
Barry F. Schwartz	Executive Vice Chairman
Paul G. Savas	Executive Vice President and Chief Financial Officer
MacAndrews & Forbes Incorporated is the sole member of DBX Holdings One LLC.
Except as reported in Item 5, none of the persons listed above beneficially owns any shares of Class A Common Stock.  The controlling persons' and officers' address is MacAndrews & Forbes Incorporated, 35 East 62nd Street, New York, New York 10065.  All of the officers of DBX Holdings One LLC are United States citizens.
A-2